UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2024

Commission File Number: 001-41675

GOLDEN HEAVEN GROUP HOLDINGS LTD.

No. 8 Banhouhaichuan Rd

Xiqin Town, Yanping District

Nanping City, Fujian Province, China 353001

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒        Form 40-F ☐

Explanatory Note

Golden Heaven Group Holdings Ltd. (the “Company”) is filing this current report on Form 6-K to report its financial results for the six months ended March 31, 2024 and to discuss its recent corporate developments.

Attached as exhibits to this current report on Form 6-K are:

(1) a press release dated July 30, 2024, titled “Golden Heaven Group Holdings Ltd. Announces Financial Results for the First Half of Fiscal Year 2024” as Exhibit 99.1; and

(2) Interactive Data File disclosure as Exhibit 101 in accordance with Rule 405 of Regulation S-T.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release dated July 30, 2024, “Golden Heaven Group Holdings Ltd. Announces Financial Results for the First Half of Fiscal Year 2024”
101.INS	Inline XBRL Instance Document (the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document)
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Labels Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Golden Heaven Group Holdings Ltd.

Date: July 30, 2024	By:	/s/ Jin Xu
	Name:	Jin Xu
	Title:	Chief Executive Officer and Chairman of the Board of Directors (Principal Executive Officer)

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